1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 9, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Shandy Pumphrey

Re:	The Lazard Funds, Inc. (SEC File Nos. 33-40682 and 811-06312), Lazard Retirement Series, Inc. (SEC File Nos. 333-22309 and 811-08071) and Lazard Global Total Return and Income Fund, Inc. (SEC File Nos. 333-112768 and 811-21511)
Review of Filings on Form N-CEN, Form N-CSR and Form N-PX

Dear Ms. Pumphrey:

This letter responds to comments provided to Vince Nguyen and Stephen Rutman of Dechert LLP in a telephonic discussion on June 13, 2025 with respect to your review of the above-referenced filings made by The Lazard Funds, Inc. (“LFI”), Lazard Retirement Series, Inc. (“LRS”) and Lazard Global Total Return and Income Fund, Inc. (“LGI”) (each, a “Registrant,” and collectively, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) for the fiscal year ended December 31, 2024.

The Registrants have considered your comments and have authorized us to make the responses and changes discussed below to the above-referenced filings on their behalf. For your convenience, we have restated the comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the above-referenced filings.

LFI

Comment 1.	Please confirm whether the internal control report on Form N-CEN for LFI, filed with the Commission on March 13, 2025, should note that the financial statements are consolidated for Lazard Real Assets Portfolio.

Response 1.	The Registrant confirms that the internal control report on Form N-CEN for LFI should note that the financial statements are consolidated for Lazard Real Assets Portfolio. The internal control reports in future filings will indicate that the Lazard Real Assets Portfolio’s financial statements are consolidated.

Comment 2.	Form N-PX for LFI, filed with the Commission on August 28, 2024, indicates that for all funds in the complex, the registered management investment company held one or more securities that were entitled to vote. Please file a separate Form N-PX for funds that do not have securities to vote and indicate on the cover page that they did not hold any securities that were entitled to vote.

Response 2.	The Registrant acknowledges the comment. In future filings, we will indicate on the cover page of Form N-PX the funds that had no proxy voting activity and held no votable positions during the reporting period.

Comment 3.	Please explain whether the US Universal Index is considered an appropriate broad-based index that represents the overall applicable domestic or international equity or debt markets. If an index comprises only a subset of the overall applicable market, it does not qualify as an appropriate broad-based securities market index.

Response 3.	We believe that the US Universal Index (the “Index”) qualifies as an appropriate broad-based index for Lazard US High Yield Portfolio (the “Portfolio”). We considered relevant guidance included in the TSR Adopting Release which provides that the revised definition of appropriate broad-based securities market index is designed to ensure that a fund’s broad-based index is one that reasonably represents the “overall applicable market.” The TSR Adopting Release further states that “an “appropriate” broad-based securities market index that a fund selects may include components that do not directly overlap with the fund’s investments, if the index’s components share similar economic characteristics to the fund’s investments such that they provide an appropriate point of comparison.”

The Index measures the performance of USD-denominated, taxable bonds that are rated either investment grade or high-yield and represents the overall U.S. fixed income market. The Portfolio’s investment strategy states that under normal circumstances, the Portfolio invests at least 80% of its assets in high yield fixed-income securities issued by corporations or other non-governmental issuers similar to corporations, which securities are tied economically to the US. The Portfolio may also invest in dollar-denominated securities of non-US companies, including, to a limited extent, in emerging market companies. We believe the Index serves as an appropriate point of comparison for the Portfolio because it represents exposure to investment grade and high yield bonds, which reflects the overall applicable market in which the Portfolio invests.

Comment 4.	Please discuss why there is no code of ethics attached to Form N-CSR for LFI, filed with the Commission on March 6, 2025, per Item 2.F., or posted on the Registrant’s website. Please ensure that Item 2.F. requirements are met in future filings of Form N-CSR.

Response 4.	The link in Form N-CSR to the code of ethics was not working properly. The Registrant confirms that the link has since been fixed.

Comment 5.	Item 27A(d)(2)(iii) of Form N-1A notes, “The Fund’s past performance is not a good predictor of the Fund’s future performance. Use text features to make the statement noticeable and prominent through, for example: graphics, larger font size, or different colors or font styles.” Although the US Systematic Small Cap Equity Portfolio is being reorganized into an ETF, in future filings, please ensure that the past performance line statement is bolded.

Response 5.	The Registrant confirms that the disclosure will be displayed prominently in future reports, and notes that this sentence was prominently disclosed in the reports for other funds.

Comment 6.	Please explain the differences between the expense ratio and the one-year return on the TSR for Lazard Enhanced Opportunities Portfolio, filed with the Commission on March 6, 2025, versus the financial highlights for both classes presented.

Response 6.	Per Item 27A(d) of Form N-1A, the returns in the TSRs reflect the performance of the returns of the fund shares based on the offering price each day. These performance results do not include adjustments made for financial reporting purposes, if any, in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and, as a result, may differ from amounts reported in the financial highlights. In future filings, the Registrant will consider including the following disclosure as appropriate: “Due to financial statement adjustments, performance information presented herein for the Portfolio differs from the Portfolio’s financial highlights which are prepared in accordance with U.S. GAAP. Such differences generally are attributable to valuation adjustments to certain of the Portfolio’s investments which are reflected in the financial statements.”

The Registrant acknowledges the small inconsistency between the expense ratio presented for this fund in the unaudited TSR as compared to the audited financial statements. We note that this was a scrivener’s error that is not deemed material to the TSR taken as a whole and confirm that such disclosure will be corrected in future filings of the Registrant’s TSR.

ALL FUNDS

Comment 7.	With respect to EDGAR, please confirm that any fund that had liquidated or merged have been changed from active to inactive. For example, we note that Lazard Global Fixed Income Portfolio liquidated in July 2023, yet is listed as active in EDGAR.

Response 7.	The Registrant has updated the status of funds on EDGAR that have been liquidated or merged from active to inactive.

Comment 8.	Going forward, please utilize appropriate taxonomy and tags for items required to be tagged on Form N-CSR.

Response 8.	The Registrant confirms that it will undertake to utilize appropriate taxonomy and tags in future filings.

Comment 9.	In future filings, please include the disclosure requirements of Instruction 15 to Item 27A(D) of Form N-1A, regarding the availability of updated performance information.

Response 9.	The Registrant confirms that the disclosure will be added in future reports.

Comment 10.	The website currently has a TSR included under the column headings, “N-CSR Annual Report.” Please include “Items 7 to 11” under this column going forward.

Response 10.	The Registrant confirms that the website has been updated.

Comment 11.	The title of the individual signing the certifications contained in Form N-CSR do not specifically include the title of “principal executive officer” and “principal financial officer” and “principal financial officer.” Going forward, please confirm that such titles will be included in the signed certification.

Response 11.	The Registrant confirms that such titles will be included in the signed certification in future filings.

* * *

We believe that the foregoing has been responsive to the staff’s comments. If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or Stephen Rutman at (212) 641-5697.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai